

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2023

Richard Danforth
Chief Executive Officer
Genasys Inc.
16262 West Bernardo Drive
San Diego, California 92127

Re: Genasys Inc.
Registration Statement on Form S-3
Filed August 23, 2023
File No. 333-274161

Dear Richard Danforth:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Donahue at 202-551-6063 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Joshua Little